UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Table of Contents:

As used in this report, the terms “we,” “us,” “our,” “ASMI,” “ASM International” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

Consolidated Balance Sheets

(thousands, except per share data)	In Euro

	Note	December 31, 2003	June 30, 2004
		(Note A)	(unaudited)
Assets
Cash and cash equivalents	B	154,857	171,549
Marketable securities		9	9
Accounts receivable, net		144,900	201,551
Inventories, net	C	145,701	162,284
Income taxes receivable		873	21
Deferred tax assets		4,125	2,310
Other current assets		16,942	22,171

Total current assets		467,407	559,895
Property, plant and equipment, net	D	130,235	133,570
Goodwill	E	45,937	91,855
Purchased technology and other intangible assets		—	7,581
Deferred tax assets		136	841
Investments and loan advances		13,559	—
Debt issuance costs	I	4,704	4,111

Total Assets		661,978	797,853

Liabilities and Shareholders’ Equity
Notes payable to banks	G	23,680	19,380
Accounts payable		77,627	107,938
Accrued expenses		55,738	78,549
Advance payments from customers		9,601	11,514
Deferred revenue		10,173	10,510
Income taxes payable		7,618	13,436
Current portion of long-term debt	H	4,820	3,052

Total current liabilities		189,257	244,379

Deferred tax liabilities		1,740	1,464
Long-term debt	H	16,804	18,866
Convertible subordinated debt	I	162,319	168,654

Total liabilities		370,120	433,363

Commitments and contingencies	L

Minority interest in subsidiary		87,249	99,890
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 50,061,647 and 52,272,105 shares		2,002	2,091
Financing preferred shares, issued none		—	—
Preferred shares, issued none		—	—
Capital in excess of par value		259,122	295,584
Retained earnings		592	19,544
Accumulated other comprehensive loss		(57,107)	(52,619)

Total Shareholders’ Equity		204,609	264,600

Total Liabilities and Shareholders’ Equity		661,978	797,853

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Operations

(thousands, except per share data)	In Euro

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	153,102	211,946	270,869	407,817
Cost of sales	(103,505)	(138,208)	(183,159)	(252,981)

Gross profit	49,597	73,738	87,710	154,836

Operating expenses:
Selling, general and administrative	(24,291)	(29,114)	(48,324)	(54,070)
Research and development	(20,219)	(23,105)	(38,606)	(40,589)
Amortization of purchased technology and other intangible assets	—	(503)	—	(503)

Total operating expenses	(44,510)	(52,722)	(86,930)	(95,162)

Earnings (loss) from operations	5,087	21,016	780	59,674
Loss on equity investments	(1,029)	(130)	(1,638)	(417)
Net interest expense	(2,623)	(2,769)	(4,524)	(5,120)
Foreign currency transaction gains (losses)	(702)	128	(475)	256

Earnings (loss) before income taxes and minority interest	733	18,245	(5,857)	54,393
Income tax expense	(1,263)	(2,763)	(1,402)	(7,595)

Earnings (loss) before minority interest	(530)	15,482	(7,259)	46,798
Minority interest	(6,735)	(11,123)	(8,935)	(27,846)

Net earnings (loss)	(7,265)	4,359	(16,194)	18,952

Net earnings (loss) per share:
Basic	(0.15)	0.09	(0.33)	0.37
Diluted (1)	(0.15)	0.08	(0.33)	0.37

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	49,443	50,944	49,408	50,552
Diluted (1)	49,443	51,410	49,408	51,078

(1)	The calculation of diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three and six months ended June 30, 2003 the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net loss for those periods. For the three months and six months ended June 30, 2004 the effect of a potential conversion of convertible debt into 10,782,929 common shares were anti-dilutive and no adjustments have been reflected in the diluted average number of shares and net earnings for those periods.

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(thousands, except per share data)	In Euro

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss)	(7,265)	4,359	(16,194)	18,952

Other comprehensive income (loss):
Exchange rate changes for the period	(8,203)	(1,864)	(15,760)	4,758
Unrealized gains (losses) on derivative instruments	(499)	721	(962)	(270)

Total other comprehensive income (loss)	(8,702)	(1,143)	(16,722)	4,488

Comprehensive income (loss)	(15,967)	3,216	(32,916)	23,440

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)	In Euro

	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
Balance December 31, 2002	49,370,308	1,975	254,999	32,682	(29,260)	260,396

Issuance of common shares:
For stock options	124,850	5	940	—	—	945
Net loss	—	—	—	(16,194)	—	(16,194)
Other comprehensive loss	—	—	—	—	(16,722)	(16,722)

Balance June 30, 2003 (unaudited)	49,495,158	1,980	255,939	16,488	(45,982)	228,425

Balance December 31, 2003	50,061,647	2,002	259,122	592	(57,107)	204,609

Issuance of common shares:
For stock options	81,966	3	653	—	—	656
Exercise of warrants	166,210	7	1,317	—	—	1,324
Acquisition of business	1,962,282	79	34,436	—	—	34,515
Compensation expense employee stock option plan	—	—	56	—	—	56
Net earnings	—	—	—	18,952	—	18,952
Other comprehensive income	—	—	—	—	4,488	4,488

Balance June 30, 2004 (unaudited)	52,272,105	2,091	295,584	19,544	(52,619)	264,600

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Cash Flows

(thousands)	In Euro

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	(7,265)	4,359	(16,194)	18,952
Depreciation property, plant and equipment	8,355	12,377	17,143	20,092
Amortization of purchased technology and other intangible assets	—	503	—	503
Amortization of debt issuance costs	370	387	687	765
Compensation expense employee stock option plan	—	56	—	56
Deferred income taxes	(222)	1,161	(99)	1,533
Loss on equity investments	1,029	130	1,638	417
Minority interest	6,735	11,123	8,935	27,846
Changes in other assets and liabilities:
Accounts receivable	(24,057)	(20,245)	(28,664)	(52,555)
Inventories	7,430	441	4,267	(11,502)
Other current assets	(594)	(918)	(3,856)	(4,744)
Accounts payable and accrued expenses	10,524	8,931	13,200	46,950
Advance payments from customers	1,818	1,460	2,270	1,593
Deferred revenue	616	1,413	1,566	305
Income taxes	930	1,328	2,632	6,390

Net cash provided by operating activities	5,669	22,506	3,525	56,601

Cash flows from investing activities:
Net capital expenditures	(6,069)	(13,683)	(10,281)	(20,976)
Investments and loan advances	(1,229)	(1,093)	(1,229)	(2,809)
Acquisition of shares from minority shareholders ASMPT	—	(4,465)	—	(4,465)
Acquisition of business, net of common shares issued and cash acquired	—	106	—	106
Proceeds from sale of property, plant and equipment	25	3,471	64	3,500

Net cash used in investing activities	(7,273)	(15,664)	(11,446)	(24,644)

Cash flows from financing activities:
Notes payable to banks, net	(20,305)	(2,550)	(17,143)	(4,960)
Proceeds from issuance of common shares	934	255	945	1,980
Proceeds from long-term debt and subordinated debt	75,968	965	75,990	965
Repayment of long-term debt	(809)	(1,923)	(1,705)	(2,311)
Dividend to minority shareholders	(12,969)	(15,663)	(12,969)	(15,663)

Net cash provided by (used in) financing activities	42,819	(18,916)	45,118	(19,989)
Exchange rate effects	(2,024)	(692)	(4,736)	4,724

Net increase (decrease) in cash and cash equivalents	39,191	(12,766)	32,461	16,692
Cash and cash equivalents at beginning of period	64,261	184,315	70,991	154,857

Cash and cash equivalents at end of period	103,452	171,549	103,452	171,549

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for:
Interest	3,289	4,755	3,754	4,919
Income taxes	(555)	976	(1,131)	373

Non cash investing and financing activities: Common shares issued for acquisition of business	—	34,515	—	34,515

See Notes to Unaudited Consolidated Interim Financial Statements.

Notes to Unaudited Consolidated Interim Financial Statements

(Amounts in thousands of euros, except per share and other non-financial data, unless otherwise stated.)

NOTE A Summary of Significant Accounting Policies

Basis of presentation

ASM International N.V. (“ASMI” or the “Company”) is a public limited liability company domiciled in the Netherlands with principal operations in Europe, the United States of America (“United States or “USA”), Southeast Asia and Japan.

The accompanying condensed financial statements (which we refer to as the Interim Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial information prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months and six months ended June 30, 2004 may not necessarily be indicative of the operating results for the entire fiscal year.

The consolidated balance sheet as of December 31, 2003 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each year in the three year period ended December 31, 2003. See the Company’s annual report on Form 20-F for the year ended December 31, 2003.

Acquisition and consolidation of NuTool, Inc.

On June 2, 2004, the Company acquired the remaining 84.3% interest in NuTool, Inc., a privately-held semiconductor equipment company, based in Milpitas, California, USA. As from June 2, 2004 the Company owns 100% of the shares in NuTool, Inc. The Company purchased the 84.3% interest in exchange for 1,962,282 common shares of the Company, 57,720 replacement employee stock options to acquire common shares of the Company and the possible future issuance of up to 806,376 additional shares if certain performance measures are satisfied during the period ending December 31, 2006. The total consideration for the 84.3% acquisition, including expenses, amounted to € 35,063, without regard to the value of shares that may be issued in the future based on performance. The Company included NuTool, Inc. in its Consolidated Financial Statements as from June 2, 2004.

The 15.7 % interest in NuTool, Inc., which the Company acquired in two transactions in December 2001 and April 2003 has historically been accounted for on the cost method of accounting. As a result of the acquisition of the remaining interest in NuTool, Inc. on June 2, 2004, the Company began exerting significant influence over the operations of NuTool, Inc. In accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock,” such change in influence requires the Company to retroactively restate prior period results to reflect the change from the cost method of accounting to the equity method of accounting for its investment in NuTool, Inc. as if it had been accounted for under the equity method of accounting since the Company’s first investment. At December 31, 2003 this restatement reduced the investment balance in NuTool, Inc. by € 10,323, retained earnings by € 5,142 and accumulated other comprehensive income by € 5,181. The accompanying Consolidated Balance Sheet at December 31, 2003, the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the three months period ended June 30, 2003 and six months period ended June 30, 2003 have been adjusted to reflect the restatement. The retroactive restatement resulted in the following impact for the three and six month period ended June 30, 2003:

	Three months ended June 30, 2003	Six months ended June 30, 2003
	(unaudited)	(unaudited)
Net loss – as originally reported	(6,236)	(14,556)
Adjustment for change from the cost method of accounting to the equity accounting of the Company’s investment in NuTool, Inc.	(1,029)	(1,638)

Net loss – as restated	(7,265)	(16,194)

Basic loss per share – as originally reported	(0.13)	(0.29)
Basic loss per share – as restated	(0.15)	(0.33)
Diluted loss per share – as originally reported	(0.13)	(0.29)
Diluted loss per share – as restated	(0.15)	(0.33)

New Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument as a liability (or an asset in some circumstances) if certain conditions are met. This Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations and the financial instruments in existence prior to May 31, 2003 were not materially affected by SFAS No. 150 as of the adoption date.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The adoption of FIN 46R in 2004 did not have a material impact on the Company’s financial position or results of operations.

NOTE B Cash and Cash Equivalents, Marketable Securities

At June 30, 2004, cash and cash equivalents and marketable securities of the Company’s 54.09% owned subsidiary ASM Pacific Technology Ltd. (“ASMPT”) amounted to € 80,862 and are restricted to use in the operations of ASMPT.

NOTE C Inventories

Inventories consist of the following:

	December 31, 2003	June 30, 2004
		(unaudited)
Components and raw materials	73,610	83,071
Work in process	61,613	75,743
Finished goods	29,675	30,577

Total inventories, gross	164,898	189,391
Allowance for obsolescence and lower market value	(19,197)	(27,107)

Total inventories, net	145,701	162,284

NOTE D Property, Plant and Equipment

Total
At cost:
Balance January 1, 2004	316,405
Capital expenditures	20,976
Acquisition and consolidation of NuTool, Inc.	2,005
Retirements and sales	(10,661)
Translation effect	9,727

Balance June 30, 2004 (unaudited)	338,452

Accumulated depreciation:
Balance January 1, 2004	186,170
Depreciation	20,092
Retirements and sales	(7,161)
Translation effect	5,781

Balance June 30, 2004 (unaudited)	204,882

Property, plant and equipment, net:
January 1, 2004	130,235
June 30, 2004 (unaudited)	133,570

Useful lives in years:
Buildings and improvements	10-25
Machinery and equipment	2-10
Furniture and fixtures	2-10

NOTE E Goodwill

The changes in the amount of goodwill are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance December 31, 2002	65,140	(10,611)	54,529
Translation effect	(10,178)	1,586	(8,592)

Balance December 31, 2003	54,962	(9,025)	45,937
Additions:
NuTool, Inc.	42,022	—	42,022
ASM Pacific Technology Ltd.	1,922	—	1,922
Translation effect	2,279	(305)	1,974

Balance June 30, 2004 (unaudited)	101,185	(9,330)	91,855

The allocation of the carrying amount of goodwill is as follows:

	December 31, 2003	June 30, 2004
		(unaudited)
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	328	328
NuTool, Inc.	—	42,349

Back-end segment:
ASM Pacific Technology Ltd.	42,049	45,618

Total	45,937	91,855

NuTool, Inc. – On June 2, 2004 the Company acquired the remaining 84.3% interest in NuTool, Inc. As from June 2, 2004 the Company owns 100% of the shares in NuTool, Inc. The total consideration of the 84.3% acquisition, including expenses, amounted to € 35,063, without regard to the value of shares that may be issued in the future based on performance. The other 15.7% interest in NuTool, Inc. was acquired by the Company in two transactions in December 2001 and April 2003 for a total consideration of € 21,507 at the time of the purchase.

As of June 2, 2004 the assets and liabilities of NuTool have been consolidated in the Consolidated Financial Statements of the Company using the purchase method of accounting. The excess of the purchase price of the 84.3 % interest in NuTool, Inc. and the carrying value of the 15.7% interest in NuTool, Inc. on June 2, 2004 over the fair value of the underlying net assets has been recorded as goodwill and can be specified as follows:

Purchase price 84.3 % interest	35,063
Carrying value 15.7% interest	11,095

46,158
Fair value of net assets:
Tangible fixed assets	2,005
Purchased technology and other intangible assets	8,023
Other assets and liabilities	(6,546)
Cash and cash equivalents	654

4,136

Goodwill acquired	42,022

ASM Pacific Technology Ltd. (“ASMPT”)– In the second quarter of 2004 the Company’s subsidiary in the Back-end segment, ASMPT repurchased 0.40% of its outstanding shares on the open market in the amount of € 4,465 (HK$ 42.5 million). This repurchase increased the interest of the Company in ASMPT from 53.87% to 54.09%. The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired has been recorded as goodwill.

NOTE F Purchased Technology and Other Intangible Assets

The changes in the amount of purchased technology and other intangible assets are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance December 31, 2003	—	—	—
Additions	8,023	—	8,023
Amortization	—	(503)	(503)
Translation effect	63	(2)	61

Balance June 30, 2004 (unaudited)	8,086	(505)	7,581

The additions relate to purchased technology and other intangible assets, including trademarks, tradenames, in-process research and development and non-compete agreements resulting from the acquisition of NuTool, Inc. The in-process research and development intangible in the amount of € 405 has been amortized in full subsequent to the acquisition on June 2, 2004.

NOTE G Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31, 2003	June 30, 2004
		(unaudited)
Japan	23,680	19,380

Notes payable outstanding in local currencies is as follows:

	December 31, 2003	June 30, 2004
		(unaudited)
Japanese yen (in thousands)	3,200,000	2,550,000

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.30% at June 30, 2004.

Total short-term lines of credit amounted to € 84,210 at June 30, 2004. The amount outstanding at June 30, 2004 was € 19,380 and the undrawn portion totaled € 64,830. The undrawn portion includes € 35,639 relating to ASMPT, in which the Company holds a 54.09% interest, and such amount is limited solely for use in the operations of ASMPT. ASM Japan had € 28,196 available for borrowings under its bank lines, which are restricted for use in the ASM Japan operations. Total short-term facilities of ASM Japan in the amount of € 47,576 and short-term facilities of other subsidiaries in the amount of € 957 are guaranteed by ASMI.

The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances, other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE H Long-term Debt

Long-term debt consists of the following:

	December 31, 2003	June 30, 2004
		(unaudited)
Term loans:
Japan, 1.7-3.3%, due 2005 – 2008	17,154	15,778
Finland, 1.0-3.0%, due 2005 – 2010	2,916	2,916
Singapore, 2.4%, due 2011	—	957
Mortgage loans:
Japan, 2.6%, due 2005 – 2006	874	695
Capital lease commitments:
United States, 7.2-14.0%, due 2004 – 2006	48	1,174
Japan, 0.3-0.5%, due 2004 – 2005	632	398

	21,624	21,918
Current portion	(4,820)	(3,052)

	16,804	18,866

Long-term debt outstanding in local currencies, including current portion (in thousands):

	December 31, 2003	June 30, 2004
		(unaudited)
Euro	2,916	2,916
United States dollars	61	1,426
Japanese yen	2,521,562	2,219,912
Singapore dollars	—	2,000,000

Long-term facilities outstanding in Japan and Singapore are collateralized by the real estate and other assets of ASMI’s subsidiaries in Japan and Singapore, with additional guarantees provided by ASMI.

Capital lease commitments relate to commitments for equipment and machines.

NOTE I Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

			December 31, 2003	June 30, 2004
				(unaudited)
5.00% convertible subordinated notes	US$	115.0 million	91,057	94,611
5.25% convertible subordinated notes	US$	90.0 million	71,262	74,043

			162,319	168,654

In November and December 2001, ASMI issued US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. With respect to any notes called for early redemption, ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes. At June 30, 2004, none of the US$ 115.0 million convertible subordinated notes have been converted or repurchased.

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of our common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. The US$ 115.0 million 5.0% convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes. At June 30, 2004, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

Other movements in the balance of the outstanding subordinated debt in the period ended June 30, 2004 are related to the translation of the outstanding amounts in US dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Balance Sheet and amortized by the interest method as interest cost during the life of the debts.

NOTE J Employee Stock Option Plans

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or US dollars on the date of grant, generally vest in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue options to purchase 4,000,000 shares. At June 30, 2004, options to purchase 1,422,825 shares had been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. At June 30, 2004, options to purchase an aggregate of 1,832,840 shares of common stock were outstanding, expiring at various dates through 2014.

The Company applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans is measured as the difference between the market price and the exercise price at the grant date. All fixed plan options were granted at an exercise price equal to market value at the measurement date. Accordingly, no compensation expense has been recognized in the Consolidated Statements of Operations pursuant to APB 25.

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, amended by SFAS No. 148:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss):
As reported	(7,265)	4,359	(16,194)	18,952
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(825)	(1,447)	(1,737)	(2,036)

Pro forma	(8,090)	2,912	(17,931)	16,916

Basic earnings (loss) per share
As reported	(0.15)	0.09	(0.33)	0.37
Pro forma	(0.16)	0.06	(0.36)	0.33

Diluted earnings (loss) per share:
As reported	(0.15)	0.08	(0.33)	0.37
Pro forma	(0.16)	0.06	(0.36)	0.33

The total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, is amortized ratably over the option vesting periods and computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expected life (years)	3-10	3-10	3-10	3-10
Risk free interest rate	4.55%	4.50%	4.55%	4.5%
Dividend yield	—	—	—	—
Expected volatility	79.3%	76.9%	79.3%	76.9%
Assumed forfeitures	—	—	—	—

NOTE K Earnings (Loss) Per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss) used for purpose of computing basic earnings (loss) per share	(7,265)	4,359	(16,194)	18,952
After-tax equivalent of interest expense on convertible notes	—	—	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	(7,265)	4,359	(16,194)	18,952

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings(loss) per share	49,443	50,944	49,408	50,552
Dilutive effect of stock options	—	448	—	507
Dilutive effect of exercisable warrants	—	18	—	19
Dilutive effect of convertible notes	—	—	—	—

Dilutive weighted average number of shares outstanding	49,443	51,410	49,408	51,078

Net earnings (loss) per share:
Basic	(0.15)	0.09	(0.33)	0.37
Diluted	(0.15)	0.08	(0.33)	0.37

No adjustments have been reflected in the diluted weighted average number of shares and net loss for the three months and six months ended June 30, 2003 due to the anti-dilutive effects of the loss reported for those periods. For the three months ended June 30, 2003 the effect of 406 stock options, 66 exercisable warrants and 8,982 conversion rights to issue common stock were anti-dilutive. For the six months ended June 30, 2003 the effect of 348 stock options, 43 exercisable warrants and 7,549 conversion rights to issue common stock were anti-dilutive.

For the three months and six months ended June 30, 2004 the effect of a potential conversion of convertible debt into 10,782,929 common shares were anti-dilutive and no adjustments have been reflected in the diluted average number of shares and net earnings for those periods.

NOTE L Commitments and Contingencies

At December 31, 2003 and at June 30, 2004 the Company had entered into purchase commitments with suppliers in the amount of € 84,915 and € 88,286, respectively, for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2003 and June 30, 2004 were € 4,572 and € 19,729 respectively.

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patents Nos. 5,916,365, 6,015,590 and 4,798,165). Genus responded by denying the allegations and counterclaimed alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. After court rulings that Genus did not infringe the ‘365 or ‘590 patents, the parties entered into a binding memorandum in April 2003 settling the litigation. Pursuant to the memorandum Genus granted to the Company and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents and ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by ASM America of the lower court’s rulings of no infringement in respect of such patents. If the appeals court vacates either ruling on the basis of a change in the lower court’s claim construction, Genus must pay ASM America US$ 1.0 million. Genus and the Company also agreed to refrain for a five-year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during such period if a suit is brought later. Genus, the Company and ASM America stipulated to an Entry of Judgment and the Company and ASM America filed a Notice of Appeal in January 2004, appealing the District Court’s rulings on the ‘590 and ‘365 patents to the U.S. Court of Appeals for the Federal Circuit. Both parties have filed their appeal briefs. Oral arguments have not yet been scheduled by the court. Given the stage of the proceedings, it is not possible to predict the outcome of the appeal.

Following a letter from Applied Materials, Inc. to the Company alleging that the Company’s Eagle reactors infringe various Applied Materials patents, the Company and its subsidiary, ASM America, Inc., filed a declaratory judgment action against Applied Materials on August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit sought a declaration of non-infringement, invalidity or unenforceability of six Applied Materials patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials responded on December 16, 2002 by denying the allegations and counterclaimed, as modified by supplemental answer filed July 21, 2003, for a judgment of infringement, including willful infringement, of all six patents and for damages and other relief. In August 2004, the parties entered into a settlement agreement dismissing all claims and counterclaims in the pending lawsuit without prejudice and without payment of any kind by any party and without licensing any patents. The settlement resolved all pending lawsuits between the parties.

The Company and its subsidiary, ASM America, Inc., filed a lawsuit against Applied Materials on October 3, 2003 in the U.S. District Court for the Eastern District of Texas alleging infringement of six patents: U.S. Patent No. 6,418,945 entitled “Method and Device for Transferring Wafers,” U.S. Patent No. 6,572,924 entitled “Exhaust System for Vapor Deposition Reactor and Method of Using the Same,” U.S. Patent No. 6,579,374 entitled “Apparatus for Fabrication of Thin Films,” U.S. Patent No. 6,410,463 entitled “Method for Forming Film With Low Dielectric Constant on Semiconductor Substrate,” U.S. Patent No. 6,511,539 entitled “Apparatus and Method for Growth of a Thin Film,” and U.S. Patent No. 6,053,686 entitled “Device and Method for Load Locking for Semiconductor Processing.” Applied Materials counterclaimed in November 2003, alleging infringement of U.S. Patent No. 5,710,407 and the six patents at issue in the above noted litigation in Arizona. The Company and ASM America filed a motion to dismiss the counterclaims as to the six patents currently pending in Arizona. Applied Materials filed a motion to change venue to the District of Arizona. In August 2004, the parties entered into a settlement agreement dismissing all claims and counterclaims in the pending lawsuit without prejudice and without payment of any kind by any party and without licensing any patents. The settlement resolved all pending lawsuits between the parties

NOTE M Disclosure about Segments and Related Information

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The Front-end segment is a product-driven organizational unit composed of manufacturing, service and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged or encapsulated in integrated circuit devices and tested. The Back-end segment operates through ASM Pacific Technology Ltd., a Hong Kong company, in which the Company holds a 54.09% interest. The Back-end segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Six months ended June 30, 2003

Net sales to unaffiliated customers	145,953	124,916	270,869
Gross profit	35,698	52,012	87,710
Earnings (loss) from operations	(20,304)	21,084	780
Net interest and other financial income	(6,959)	322	(6,637)
Income taxes	533	(1,935)	(1,402)
Minority interest	—	(8,935)	(8,935)
Net earnings (loss)	(26,730)	10,536	(16,194)

Net capital expenditures	3,656	6,561	10,217
Depreciation property, plant and equipment	8,266	8,877	17,143
Cash and cash equivalents	70,799	32,653	103,452
Capitalized goodwill	3,888	46,472	50,360
Other identifiable assets	299,046	210,459	509,505
Total assets	373,733	289,584	663,317
Total debt	196,099	—	196,099
Headcount (1)	1,228	5,829	7,057

	(unaudited)	(unaudited)	(unaudited)
Six months ended June 30, 2004

Net sales to unaffiliated customers	169,318	238,499	407,817
Gross profit	50,416	104,420	154,836
Earnings (loss) from operations	(4,684)	64,358	59,674
Net interest and other financial income	(6,077)	796	(5,281)
Income taxes	(2,789)	(4,806)	(7,595)
Minority interest	—	(27,846)	(27,846)
Net earnings (loss)	(13,550)	32,502	18,952

Net capital expenditures	6,602	10,874	17,476
Depreciation property, plant and equipment	7,810	12,282	20,092
Cash and cash equivalents	90,687	80,862	171,549
Capitalized goodwill	46,237	45,618	91,855
Other identifiable assets	295,626	238,823	534,449
Total assets	432,550	365,303	797,853
Total debt	209,952	—	209,952
Headcount (1)	1,318	7,041	8,359

(1)	Headcount includes those employees with a permanent contract, and is exclusive of workers with a temporary contract as well as agency personnel. At December 31, 2003 the headcount for the Front-end and Back-end segments were 1,179 and 6,254, respectively.

NOTE N Subsequent Event

On April 26, 2004 the Company entered into an agreement to acquire Genitech, Ltd., a privately-held semiconductor equipment supplier based in South Korea for a combination of cash, the Company’s common shares and additional variable cash payments over the next five years. The transaction was completed on August 5, 2004. The value of the transaction was US$ 9.2 million, of which US$ 5.2 million is paid in cash and US$ 4.0 million in common shares. The number of shares issued at the completion date of the transaction was 247,638 common shares. Additionally, the Company will pay up to approximately US$ 9.2 million in cash over the next five years, depending upon the achievement of performance targets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this report. Our financial statements are prepared in accordance with U.S. GAAP, except that we provide segment information for our Front-end and Back-end operations only on a semi-annual basis. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 49.2 % of our net sales in 2003 and 41.5% of our net sales for the six months ended June 30, 2004, through our principal facilities in the Netherlands, the United States and Japan. We conduct our Back-end business, which accounted for 50.8% of our net sales in 2003 and 58.5% of our net sales for the six months ended June 30, 2004, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our Back-end operations are conducted through our 54.09% owned subsidiary, ASM Pacific Technology Limited (“ASMPT”).

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Starting in late 2000, the semiconductor industry experienced a severe cyclical downturn characterized by overcapacity and reduced demand for products, lower average selling prices across certain product lines, reduced investment in semiconductor capital equipment and other factors, all of which led to lower sales and earnings for our business, in particular for capacity-driven purchases. Since the fourth quarter of 2003 we have seen a shift in order momentum and a recovery in our industry. This recovery resulted in a significant improvement in sales, operating results and net earnings in the first half of 2004. Our backlog of € 248.9 million as of June 30, 2004 is encouraging, although we have observed a slight cooling of the industry segment, and the overheated character of the market seems to be disappearing.

Sales in the first six months of 2004 improved substantially to € 407.8 million, the highest sales level since the second half of 2000. In particular, our Back-end segment reported record sales in the first six months of 2004, measured in its reporting currency, the Hong Kong dollar.

The second quarter of 2004 continued to show a strong order intake, particularly in our Front-end segment. However, second quarter of 2004 operating performance levels were lower compared to the first quarter, in both our Front-end and Back-end segments.

In the second quarter of 2004, our Front-end segment’s operating results were lower compared to the first quarter of 2004 due to changes in the product mix and lower average sales prices, in particular on our vertical furnaces, higher operating expenses in anticipation of expected increased sales levels in future periods and the first time consolidation of our wholly-owned subsidiary NuTool, Inc. (NuTool), which is included in the consolidated financial statements since June 2, 2004.

In our Back-end segment, the consolidation of manufacturing activities in Malaysia, needed to further improve manufacturing efficiency and to have manufacturing capacity closer to some of our main lead-frame customers, resulted in some fixed asset impairment charges and write-offs. In addition, our Back-end segment introduced a large number of new innovative products in the past six months, such as soft solder die attach, turret test handlers, ball placement systems, stud bumping machines, thermosonic flip chip bonders, lens holder attachments for image sensors, handlers for wafer level packages, LED wafer scanning equipment as well as photo diode assembly equipment. These new models / types are all in the early phases of their learning curves which typically lead to more frequent engineering changes and lower initial gross margin contributions on these products. Also, as a result of these new product introductions and the continuously changing product mix our Back-end segment recorded additional provisions on slow moving inventories. The combined impact of the above circumstances were one-time charges in our Back-end segment of more than € 10 million, which impacted gross margins, increased research and development expenses, and reduced earnings from operations, especially in the second quarter of 2004.

The transition in the industry to new processes and materials and to a larger 300mm wafer size from the 200mm wafer size requires equipment providers to develop entirely new sets of tools and continues to present us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies, design-in wins at top-tier customers as well as our strategic partnerships provide us with a broad basis for substantial long-term market share gains.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these Consolidated Financial Statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition. We follow very specific and detailed guidelines in recognizing revenue following principles of revenue recognition described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” issued by the staff of the SEC in December 1999, and SAB No. 104 “Revenue Recognition,” issued by the staff of the SEC in December 2003, as well as guidance set forth in EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions with new customers or transactions with new technology, as well as payment terms linked to achieving certain milestones. Management must make the determination whether such a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured products previously delivered.

We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory. Therefore, at the time of shipment we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. At June 30, 2004 we have deferred revenues related to the fair value of installations and equipment deliveries in the amount of € 10.5 million. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Valuation of Goodwill. We perform an annual impairment test as of December 31 of each year, and upon the occurrence of an indication that a potential impairment exists, in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”). Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Our impairment test and the determination of the implied fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. As of December 31, 2003 we did not record an impairment loss as a result of our tests performed. The calculation of the implied fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time. Our analysis as of December 31, 2003 indicated that a 10% decrease in the estimated discounted future cash flows would not have resulted in an impairment loss.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets and certain recognized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. At December 31, 2003, we reviewed our long-lived assets, for facts or circumstances, both internal and external that may suggest impairment. In 2003 we recorded an impairment charge of € 3.2 million related to the consolidation of manufacturing facilities in the Netherlands and the restructuring of our research and development activities in Finland. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record an impairment loss, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. At June 30, 2004 our valuation allowance for inventory obsolescence and lower market value amounted to € 27.1 million, which is 14.3% of our total inventory. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. At June 30, 2004, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 18.9 million.

Accounting for Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires us to establish a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2003, we believed that there was insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 105.7 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would have indicated that an additional 10% of the net deferred tax assets as of December 31, 2003 was not realizable, this would have resulted in an additional valuation allowance and an income tax expense of € 0.9 million.

Results of Operations

The following table shows the operating performance for the second quarter of 2004 as compared to the first quarter of 2004 and the second quarter of 2003 and the percentage change for the second quarter of 2004 compared to the first quarter of 2004 and the second quarter of 2003:

(euro millions)	Q2 2003	Q1 2004	Q2 2004	% Change Q1 2004 to Q2 2004		% Change Q2 2003 to Q2 2004
Net sales	153.1	195.9	211.9	8.2%		38.4%
Gross profit	49.6	81.1	73.7	(9.1)%		48.7%
Gross profit margin %	32.4%	41.4%	34.8%	(6.6	)%(1)	2.4	%(1)
Selling, general and administrative expenses	(24.3)	(24.9)	(29.1)	16.7%		19.9%
Research and development expenses	(20.2)	(17.5)	(23.1)	32.1%		14.3%
Amortization of purchased technology and other intangible assets	—	—	(0.5)	na		na

Earnings from operations	5.1	38.7	21.0	(45.6)%		313.1%
Net earnings (loss)	(7.3)	14.6	4.4	(70.1)%		na

New orders	111.8	225.7	232.1	2.8%		107.6%
Backlog at end of period	133.7	228.8	248.9	8.8%		86.2%

(1)	Change in percentage points.

Net Sales. The following table shows net sales for our Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

	Six months ended June 30,
(euro millions)	2003	2004	% Change
Front-end	146.0	169.3	16.0%
Back-end	124.9	238.5	90.9%

Consolidated net sales	270.9	407.8	50.6%

Consolidated sales levels expressed in euro were negatively impacted by the strong euro against the Japanese yen, the US dollar and US dollar related currencies. The decline in exchange rates for the first six months of 2004 compared to the first six months of 2003 impacted our sales negatively by 8.1%.

Net sales for the second quarter of 2004 amounted to € 211.9 million, an increase of 38.4% compared to net sales for the same period last year of € 153.1 million and 8.2% above the sales level of the first quarter of 2004.

Gross Profit. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments and the increase for the six months ended June 30, 2004 compared to the same period in 2003:

	Six months ended June 30,
(euro millions)	€ 2003	€ 2004	% 2003	% 2004	Percentage point increase
Front-end	35.7	50.4	24.5%	29.8%	5.3
Back-end	52.0	104.4	41.6%	43.8%	2.2

Total gross profit	87.7	154.8	32.4%	38.0%	5.6

The improvement in gross profit margin for our Front-end segment for the six months ended June 30, 2004 is mainly the result of the overall growth in sales volumes and the related better utilization of manufacturing capacity and, to a lesser extent, changes in product mix. Our Back-end segment also benefited from the increased volume although the higher proportion of new products and the one time impairment charges contributed negatively.

The gross profit margin for the second quarter of 2004 of 34.8% of net sales was 2.4 percentage points above the 32.4% gross profit margin realized in the second quarter of 2003 and 6.6 percentage points below the gross margin of 41.4% for the first quarter of 2004. Changes in product mix, pressure on average selling prices in our Front-end segment and the one time charges in our Back-end segment contributed to the quarter-to-quarter decrease in gross profit margin in the second quarter of 2004.

Selling, general and administrative. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

	Six months ended June 30,
(euro millions)	2003	2004	% Change
Front-end	29.3	28.9	(1.3)%
Back-end	19.0	25.2	32.2%

Total selling, general and administrative expenses	48.3	54.1	11.9%

Within our Front-end segment, selling, general and administrative expenses decreased due to the effect of the restructuring measures implemented in 2003. However, the decrease was offset by additional expenses as a result of the growing activities and the need to further invest in the hiring and training of service engineers. The increase in our Back-end segment is the result of the increased sales activities as compared to the first half of 2003.

As a percentage of net sales, selling, general and administrative expenses were 13.3% in the first half of 2004, compared to 17.8% in the first half of 2003.

Selling, general and administrative expenses in the second quarter of 2004 increased 19.9% to € 29.1 million from € 24.3 million in the second quarter of 2003 and increased 16.7% from the € 25.0 million in the first quarter of 2004.

Research and development. The following table shows research and development expenses for our Front-end and Back-end segments and the percentage change for the six months ended June 30, 2004 compared to the same period in 2003:

	Six months ended June 30,
(euro millions)	2003	2004	% Change
Front-end	26.7	25.7	(3.8)%
Back-end	11.9	14.9	25.3%

Total research and development expenses	38.6	40.6	5.1%

Our Front-end segment research and development expenses decreased as a result of cost control measures, although the Company’s strong commitment to research and development and the consolidation of NuTool in the second quarter of 2004 led to increased spending in the second quarter of 2004 compared to the first quarter of 2004. The increase in our Back-end segment is primarily the result of increased spending for the procurement of components to be used in various engineering prototypes, in particular, our new models of gold wire bonders.

As a percentage of net sales, research and development expenses were 10.0% in the first half of 2004, compared to 14.3% in the first half of 2003.

Research and development expenses increased 14.3% from € 20.2 million or 13.2% of net sales in the second quarter of 2003 to € 23.1 million or 10.9% of net sales in the second quarter of 2004 and were 32.1% above the € 17.5 million in the first quarter of 2004.

Amortization of Purchased Technology and Other Intangible Assets. Amortization of purchased technology and other intangible assets was € 0.5 million in the second quarter of 2004 and relates to the amortization of purchased technology and intangible assets from the acquisition of NuTool on June 2, 2004. The amount includes € 0.4 million for purchased In-Process Research and Development, which amount has been expensed in full.

Net Interest Expense. Net interest expense increased from a net expense of € 2.6 million in the three months ended June 30, 2003 to a net expense of € 2.8 million in the three months ended June 30, 2004. In the first half of 2004 net interest expense was € 5.1 million compared to € 4.5 million in the first half of 2003. The increase is mainly the result of increased interest expense due to increased borrowings, including the issuance of US$ 90.0 million in convertible debt in May 2003, which was partially offset by the lower US dollar exchange rate in the first half of 2004 compared to the first half of 2003.

Income Tax Expense. We recorded a tax expense of € 2.8 million for the three months ended June 30, 2004 compared to a tax expense of € 1.3 million for the same period in 2003 and a tax expense of € 7.6 million in the first half of 2004 compared to a tax expense of € 1.4 million in the first half of 2003. The increase in tax expense is primarily the result of improved earnings.

Net Earnings (Loss). We recorded net earnings of € 4.4 million for the three months ended June 30, 2004 compared to a net loss of € 7.3 million for the three months ended June 30, 2003. The net earnings for the first half of 2004 amounted to € 19.0 million compared to a loss of € 16.2 million in the first half of 2003. The improved net earnings reflect the improved sales and operating performance levels, in both our Front-end and Back-end segments.

Outlook

For the short term we have observed a slight cooling of the industry sentiment. Although we entered the second half of 2004 with a well-filled backlog, the overheated character of the market seems to be disappearing. This will likely have an impact on the remainder of the year.

Our technology position and the appreciation by our customers for the solutions offered by us however have never been at a higher level than today.

Our technology breakthroughs and the contribution that our manufacturing facility in Singapore will give to the cost effectiveness of our Front-end operations as from early 2005 onwards make us optimistic that we will strongly benefit from the upturn in the industry which we expect to continue well into 2005.

Backlog

The following table shows the level of new orders during the six months ended June 30, 2003 and June 30, 2004 and the backlog at the end of June 30, 2003 and 2004 and the percentage change:

	Six months ended June 30,
(euro millions)	2003	2004	% Change
Front-end:
New orders	130.4	205.4	57.5%
Backlog at June 30	94.3	140.8	49.3%

Back-end:
New orders	131.3	252.4	92.2%
Backlog at June 30	39.4	108.1	174.4%

Total
New orders	261.7	457.8	74.9%
Backlog at June 30	133.7	248.9	86.2%

New orders received in the second quarter of 2004 amounted to € 232.1 million, 2.8% higher than the € 225.7 million of new orders in the first quarter of 2004. For the second quarter of 2004 the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 1.09. For the six months ended June 30, 2004 the book-to-bill ratio was 1.12, consisting of 1.21 for our Front-end segment and 1.06 for our Back-end segment. The backlog as of June 30, 2004 of € 248.9 million was 8.8% above the backlog of € 228.8 million as of March 31, 2004.

The order intake and backlog continued to grow in the second quarter of 2004 and is confirming the current industry recovery. Front-end order intake continued to improve in the quarter and Back-end order intake, while still at high levels, softened somewhat towards the end of the quarter ended June 30, 2004.

Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used instead of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally are able to ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. The cyclicality of the industry could result in lower customer demand and continued fixed costs and as a result cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities or investigate additional financing.

At June 30, 2004 our principal sources of liquidity consisted of € 171.5 million in cash and cash equivalents and € 64.8 million in undrawn bank lines. Approximately € 80.8 million of the cash and cash equivalents and € 35.6 million of the undrawn bank lines are restricted to use in our Back-end operations and € 28.2 million in undrawn bank lines are available for our Front-end Japanese operations.

In May 2003, we issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering to strengthen our liquidity and capital structure. The proceeds were used to repay the outstanding debt balance of our multicurrency revolving credit facility and for general corporate purposes. The notes rank equally in right with the US$ 115.0 million 5.0% convertible subordinated notes issued in 2001. At June 30, 2004, none of the convertible subordinated notes has been converted or repurchased.

Net cash provided by operations and investing activities for the second quarter of 2004 was € 6.8 million compared to cash utilized of € 1.6 million in the second quarter of 2003. For the six months ended June 30, 2004 net cash provided by operations and investing activities was € 32.0 million compared to cash utilized of € 7.9 million for the same period in 2003. Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 154.4 million at December 31, 2003 to € 177.5 million at June 30, 2004. The increase is primarily the result of increased sales levels and manufacturing activity, although outstanding days of working capital, measured based on a six months basis of net sales, decreased from 89 days at December 31, 2003 to 78 days at June 30, 2004.

At December 31, 2003 and June 30, 2004, we had purchase commitments with suppliers in the amount of € 84.9 million and € 88.3 million, respectively.

During the six months ended June 30, 2004, we invested € 20.1 million in capital equipment and facilities. We expect capital expenditures for the full year 2004 to be approximately € 50.0 - 60.0 million including investments in new manufacturing facilities for our Front-end segment in Asia. Our capital expenditure commitments at December 31, 2003 were € 4.6 million and at June 30, 2004 were € 19.7 million. In the second quarter of 2004 the Company’s subsidiary in the Back-end segment, ASM Pacific Technology Ltd. (ASMPT) repurchased 0.40% of its outstanding shares on the open market in the amount of € 4.5 million (HK$ 42.5 million). This repurchase increased the interest of ASM International N.V. (ASMI) in ASMPT from 53.87% to 54.09%.

Net cash used in financing activities was € 20.0 million in the six months ended June 30, 2004. During that period, we repaid € 6.3 million in net debt, received € 2.0 million from the issuance of common shares and paid € 15.7 million in dividends to minority shareholders of ASMPT.

The acquisition of the 84.3% interest in NuTool, Inc. not already owned by us on June 2, 2004 was financed with the issue of 1,962,282 of our common shares and 57,720 replacement employee stock options to acquire common shares of us. The total consideration of the acquisition amounted to € 35.1 million of which € 34.5 million is attributable to the common shares and employee stock options issued in the transaction. The remainder relates to transaction expenses, such as legal and audit fees. In addition, we are obligated to issue up to 806,376 additional shares if NuTool meets certain performance targets during the period ending December 31, 2006.

We finance the operation of our Front-end business from operating cash flows, from dividends received from ASMPT and from borrowings. We support certain borrowings of our Front-end subsidiaries with guarantees.

We rely on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 2001, 2002 and 2003 were € 35.7 million, € 29.5 million and € 24.1 million, respectively. In April 2004, we received a final dividend for the year 2003 of € 18.3 million.

Our Back-end operations, which are conducted through our 54.09%-owned subsidiary ASMPT, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our Front-end operations due to restrictions imposed by the Stock Exchange of Hong Kong, on which the ASMPT common shares are listed.

Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at June 30, 2004 was approximately € 642.3 million, which is lower than the market value at December 31, 2003, which was approximately € 717.2 million.

Subsequent Event

On April 26, 2004 we entered into an agreement to acquire Genitech, Ltd., a privately-held semiconductor equipment supplier based in South Korea for a combination of cash, our common shares and additional variable cash payments over the next five years. The transaction was completed on August 5, 2004. The value of the transaction was US$ 9.2 million, of which US$ 5.2 million is paid in cash and US$ 4.0 million in common shares. The number of shares issued at the completion date of the transaction was 247,638 common shares. Additionally, we will pay up to approximately US$ 9.2 million in cash over the next five years, depending upon the achievement of performance targets.

MARKET RISK DISCLOSURE

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Shareholders’ Equity. For the six months ended June 30, 2003, we recorded an unfavorable movement of € 15.8 million and for the six months ended June 30, 2004, we recorded a favorable movement of € 4.8 million.

Foreign Exchange Risk Management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. All hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. A cumulative effective gain of approximately € 0.1 million included in other comprehensive income (loss) at June 30, 2004 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) on the Statement of Operations.

Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

As of June 30, 2004, we have entered into forward exchange contracts with terms less than twelve months to sell US$ 27.4 million and to receive € 22.5 million, to sell US$ 9.0 million and to receive Japanese yen 979.5 million, to buy US$ 1.2 million for payment of Japanese yen 128.6 million. At June 30, 2004, the aggregate fair market value of these forward exchange contracts was to receive € 30.0 million and to pay € 1.0 million. The fair market values of these contracts are based on external quotes from banks for similar contracts.

As our borrowings are primarily in other currencies than euros, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the euro would result in an annual € 1.0 million change in interest expenses at June 30, 2004 borrowing levels.

Interest risk

Our long-term and convertible subordinated debt borrowings outstanding have fixed interest rates. At December 31, 2003 and June 30, 2004 we had € 23.7 million and € 19.4 million, respectively, in other borrowings with variable short-term interest rates outstanding. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at June 30, 2004 borrowing levels.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 18.5% of our net sales in 2003 and our ten largest customers accounted for approximately 46.5% of our net sales in 2003. For the six months ended June 30, 2004, our largest customer accounted for approximately 9.5% of our net sales and our ten largest customers accounted for approximately 40.6% of net sales. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At June 30, 2004, one customer accounted for 7.1% of the outstanding balance in accounts receivable.

CAUTIONARY FACTORS

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products and product shipment dates. These statements may be found under “Management’s Discussion and Analyses of Financial Condition and Results of Operations,” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the following discussion of cautionary factors.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting in late 2000, the semiconductor industry experienced a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. The latest downturn lasted longer than past cycles and, although conditions in the industry recovered in the fourth quarter of 2003 and the first half of 2004, the market remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon or silicon-germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our Front-end and Back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic developments is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the Front-end and Back-end markets in which we operate.

We face intense competition from companies which have greater resources than we do, and potential competition from new companies entering the market in which we compete. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations;

•	further appreciation of the euro versus the U.S. dollar, which would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customer’s budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customer’s purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Our recent acquisitions and any acquisitions or investments we may make in the future could disrupt our business and harm our financial condition.

In June 2004 we acquired the remaining 84.3% of NuTool, Inc. we did not already own and in August 2004 we acquired Genitech Ltd. In addition, we intend to consider additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses and any businesses, products or technologies or personnel that we might acquire in the future and we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

In addition, in the event of any future acquisitions of such businesses, products or technologies, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Substantially all of our equipment orders are subject to operating or performance specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely effected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 18.5% and our ten largest customers accounted for 46.5% of our net sales in 2003. For the six months ended June 30, 2004, our largest customer accounted for 9.5% of our net sales and our ten largest customers accounted for 40.6% of our net sales. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2004. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

We are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense if the semiconductor market continues its current trend toward a sustained rebound. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of June 30, 2004, we owned 54.09% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles N.V.), a Netherlands Antilles company, and the remaining 45.91% was owned by the public.

Although three of the five directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for Front-end is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our Front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 35.7 million, € 29.5 million, and € 24.1 million in 2001, 2002 and 2003, respectively. In April 2004, we received a final dividend for the year 2003 of € 18.3 million.

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a limited number of suppliers could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our Front-end business to a limited number of suppliers. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future, including an additional Front-end supply source in Singapore. If our suppliers were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer using another supplier’s equipment. Our inability to sell our products to potential customers who use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in patent litigation proceedings in the United States with Applied Materials, Inc. involving claims and counter-claims over certain patent infringement unrelated to our 1997 settlement with Applied Materials discussed below. In addition, in April 2003, we and our subsidiary, ASM America, entered into a binding memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. For additional information regarding this matter, see Note L to Notes to our unaudited Consolidated Financial Statements elsewhere in this report.

Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position. For additional information regarding our recent litigation with Applied Materials, see Note L to Notes to our unaudited Consolidated Financial Statements elsewhere in this report.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in the People’s Republic of China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The occurrence of future similar attacks throughout the world and military action taken and to be taken by the United States and other nations in Iraq and elsewhere may cause significant disruption to commerce throughout the world or in regions where we have operations. In addition, outbreaks of highly infectious diseases or viruses, such as Severe Acute Respiratory Syndrome (SARS) or the Avian Flu, in East Asian countries or other areas of the world may disrupt the economies, financial markets and business activities in East Asia and elsewhere, including areas where we have operations, such as our Back-end operations located in the Guangdong province in the People’s Republic of China. To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether these risks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholder’s equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

If our products are found to be defective, we may be required to recall and/or replace them, which could be costly and result in a material adverse effect on our business, financial condition and results of operations.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns and product liability claims that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”) (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC). In principal, the directive results in

“take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection separation of WEEE by August 13, 2004. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the new standards in advance of their implementation by the European Union Member States.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a 54.09% shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only by an amount that reflects the reduction of our ownership interest in ASM Pacific Technology.

We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Our directors and officers control approximately 23.4% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

Our directors and officers controlled approximately 23.4% of our voting power as of June 30, 2004. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 - Major Shareholders and Related Party Transactions in our Form 20-F for the year ended December 31, 2003.

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials, Inc. first.

Pursuant to our 1997 settlement agreement with Applied Materials, Inc., one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2003 and June 30, 2004, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $9.61 to a high of $27.90. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into Forms F-3 nos. 333-11234, 333-08080, 333-11502 and 333-107339 and Forms S-8 nos. 333-87262, 33-07111, 33-07109, 33-6184, 33-6185, 33-6186, 33-78628, 33-93026 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit 99.1	Agreement and Plan of Merger by and among ASM International N.V., Walnut Merger Corporation and NuTool, Inc. dated February 29, 2004 (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: September 10, 2004

By:	/s/ Arthur H. del Prado
Arthur H. del Prado
President and CEO